

Tim Fulton · 3rd

CEO / Founder of Ramper Innovations --- Reducing cost, time, and Injuries of ground handling operations

Sitka, Alaska, United States · Contact info

500+ connections

 Ramper Innovations Inc.

Experience

Ramper Innovations Inc.
7 yrs 11 mos

● **CEO / Founder Ramper Innovations**
Apr 2014 - Present · 7 yrs 11 mos
Sitka, Alaska, United States

● **Founder / CEO**
Apr 2014 · 1 mo
North America · International

Ramp Lead
Alaska Airlines
Oct 1977 - Apr 2016 · 38 yrs 7 mos
Sitka Alaska